Exhibit 99.1

Immuron Q3 Sales reach 150% of 1H Sales

Highlights:

●	Australian Q3 FY23 sales of A$577 k (201% of 1H sales)

●	North American Q3 FY23 Travelan® sales of A$298 k (100% of 1H sales)

●	Global Q3 YTD FY23 sales of A$1.46 M represent an increase of 239% compared with the corresponding period in FY22 of A$430 k

Melbourne, Australia, April 6, 2023: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian based and globally integrated biopharmaceutical company that has developed two commercially available oral immunotherapeutic products for the treatment of gut mediated diseases, is pleased to announce the Q3 FY23 sales* results of its over-the-counter gastrointestinal and digestive health immune supplement Travelan® and Protectyn®.

Global Q3 YTD sales of Travelan® and Protectyn® increased by 239% in FY23 to AUD $1.46 M, compared to AUD $430 k for the corresponding period in FY22.

In Australia, Travelan® and Protectyn® sales for Q3 were AUD $577 k, a 101% increase on sales for 1H FY23 (AUD $287 k). Australian Travelan® and Protectyn® Q3 YTD FY23 sales were AUD $864 k representing a significant increase over the corresponding period in FY22 (AUD $80k). Travelan® sales increase as overseas travel rebounds. Australian resident short term departures in January 2023 were 80% of those in January 2019 (Australian Bureau of Statistics). Immuron continues to restock wholesalers in line with increasing pharmacy sales.

North American Travelan® Q3 FY23 sales were AUD $298 k, greater than sales for 1H FY23 (AUD $297 k). North American Travelan® Q3 YTD FY23 sales were AUD $595 k, up by 70% on the corresponding period in FY22 (AUD $350 k). This growth was attributable to increasing sales in both Passport Health Travel Clinics and distributor sales. While not at pre-pandemic peak, sales in the US are anticipated to increase as Immuron replenishes and builds inventory.

Immuron is focused on growing sales of its commercial products, expanding its portfolio of products and has a strong existing pipeline.

* Unaudited

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COMPANY CONTACT: Steven Lydeamore Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Travelers’ diarrhea

Travelers’ diarrhea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp. the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with travelers’ diarrhea as they may be contracted while travelling and initial symptoms are often indistinguishable.

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.